

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 7, 2018

Long Deng
Chief Executive Officer and Chairman
iFresh Inc.
2-39 54th Avenue
Long Island City, NY

     Re: **iFresh Inc.**
           Form 10-K for Fiscal Year Ended March 31, 2017
           Filed June 29, 2017
           Form 10-Q for Fiscal Quarter Ended December 31, 2017
           Filed February 14, 2018
           File No. 1-38013

Dear Mr. Deng:

We have reviewed your filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to the comment, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended December 31, 2017

Note 4. Acquisitions, page 8

Please tell us how your financial statement presentation of each common control transaction complies with the requirement in ASC 805-50-45-1 through 45-5 to report your results of operations as though the transactions occurred at the beginning of the period of transfer, and to likewise retrospectively adjust the comparative financial statements for the prior year to the extent the entities were under common control.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Robyn Manuel, Staff Accountant, at 202-551-3823 if you have questions regarding comments on the financial statements and related matters. You may contact me at 202-551-3344 with any other questions.

Sincerely,

/s/ William H. Thompsom

William H. Thompson
Branch Chief
Office of Consumer Products